July 29, 2025

J. Shea Morgenroth
Chief Financial Officer
Hines Global Income Trust, Inc.
845 Texas Avenue, Suite 3300
Houston, TX 77002

       Re: Hines Global Income Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 26, 2025
           File No. 000-55599
Dear J. Shea Morgenroth:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Results of Operations, page 71

1. We note your disclosure of property operating expenses, which are presented by segment and evaluated on a same-store basis. Please revise your disclosure in future filings to include a detailed description of the components of property operating expenses, or advise.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 29, 2025
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction